FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash and cash equivalents	$1,015,983
Prepaid expenses	18,789
Intangible assets, net of accumulated amortization	38,039
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	$1,072,811
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued compensation and benefits	$318,196
Other liabilities	18,050
Total liabilities	336,246
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	279,058
Total stockholder's equity	736,565
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,072,811

See notes to financial statements.